UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-67051

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2024 (MM/DD/YY) AND ENDING 03/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CSP Securities, LP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13355 Noel Road, Suite 1600
(No. and Street)

Dallas	TX	75240
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Wong	347-675-3791	david.wong@mizuhogroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	7543
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Wong, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CSP Securities, LP, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Managing Director and Chief Financial Officer

[signature]
Notary Public

Julie A. Grossman
Notary Public, State of New York
Registration No. 02GR6174635
Qualified in New York County
Commission Expires December 20, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CSP SECURITIES, LP

REPORT PURSUANT TO RULE 17a-5(d)

MARCH 31, 2025

CSP SECURITIES, LP

CONTENTS



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
CSP Securities, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CSP Securities, LP as of March 31, 2025, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CSP Securities, LP as of March 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CSP Securities, LP's management. Our responsibility is to express an opinion on CSP Securities, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CSP Securities, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of CSP Securities, LP's financial statements. The supplemental information is the responsibility of CSP Securities, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as CSP Securities, LP's auditor since 2017.

Celeste, Texas
June 2, 2025

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

CSP SECURITIES, LP
Statement of Financial Condition
March 31, 2025

ASSETS	
Cash	$ 13,521,073
Accounts receivable	13,745,352
Income tax receivable - related party	332,190
Other assets	41,428
TOTAL ASSETS	$ 27,640,043
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Commissions payable	$ 2,075,422
Payable to related party	319,753
Total liabilities	2,395,175
Partners' Capital	25,244,868
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 27,640,043

See notes to financial statements.

CSP SECURITIES, LP
Statement of Operations
For the Year Ended March 31, 2025

Revenue	
Success fees	$ 3,258,210
Interest	628,325
TOTAL REVENUE	3,886,535
Expenses	
Commissions	183,140
Lease allocation - related party	363,992
Administration, personnel and other cost reimbursements - related party	4,339,005
Other expenses	116,312
TOTAL EXPENSES	5,002,449
Net loss before provision for income taxes	(1,115,914)
Current income tax benefit - federal	(287,594)
Current income tax benefit - state	(176,166)
Total current benefit for income taxes	(463,760)
NET LOSS	$ (652,154)

See notes to financial statements.

CSP SECURITIES, LP
Statement of Changes in Partners' Capital
For the Year Ended March 31, 2025

	General Partner	Limited Partner	Total
Balances at March 31, 2024	$ 1,009,611	$ 24,887,411	$ 25,897,022
Net loss	(6,522)	(645,632)	(652,154)
Balances at March 31, 2025	$ 1,003,089	$ 24,241,779	$ 25,244,868

See notes to financial statements.　　　4

CSP SECURITIES, LP
Statement of Cash Flows
For the Year Ended March 31, 2025

Cash flows from operating activities:	
Net loss	$ (652,154)
Adjustments to reconcile net loss to net cash	
used by operating activities:	
Changes in assets and liabilities	
Decrease in accounts receivable	2,423,632
Decrease in income tax receivable - related party	166,335
Increase in other assets	(1,137)
Decrease in commissions payable	(659,245)
Decrease in state tax payable - General Partner	(210,219)
Decrease in payable to related party	(498,369)
Net cash used by operating activities	568,843
Net change in cash	568,843
Cash at beginning of period	12,952,230
Cash at end of period	$ 13,521,073
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the period for:	
Income taxes - state	$ 210,219
Interest	$ -

See notes to financial statements.

CSP SECURITIES, LP
Notes to Financial Statements
MARCH 31, 2025

Note 1 - <u>Organization and Nature of Business</u>

CSP Securities, LP (the "Partnership"), was organized in January 2006 as a Delaware limited partnership. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC"). Mizuho Americas LLC ("MHA") owns all of the outstanding partnership interests of the Partnership's general partner and limited partner. The U.S. dollar ($) is the functional currency of the Partnership.

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to private placements of securities.

The Partnership acts as a placement agent for private placement offerings of high-quality investment firms specializing in private equity and other alternative asset investment strategies. The Partnership raises capital for these offerings exclusively from sophisticated institutional and commercial investors.

Note 2 - <u>Significant Account Policies</u>

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of acting as a placement agent for private placement offerings. The Company has identified its President Clay Deniger as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Segment financial information is identical to that presented in the accompanying financial statements. Revenues from 4 single investment firms represent approximately 37%, 20%, 14% and 12% of the Company's total revenue respectively for the year ended March 31, 2025.

Revenue Recognition
Revenue from contracts with customers includes success fees and consulting fees related to best efforts private placement offerings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 2 -   Significant Account Policies (cont.)

Revenue for success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Success fees are considered variable consideration as the uncertainty is dependent on the timing and amount of the closing, both of which are highly susceptible to factors outside the Partnership's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. On March 31, 2025, all amounts were immaterial.

Revenue for consulting fees is recognized by the Partnership over time as the performance obligations are simultaneously provided by the Partnership and consumed by the customer.

Current Expected Credit Losses

The Partnership accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses.* FASB ASC 326-20 requires the Partnership to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Partnership records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Foreign Currencies

Assets and liabilities denominated in foreign currencies are revalued into USD equivalents using the spot foreign exchange rates at the date of the Statement of Financial Condition. Revenues and expenses denominated in foreign currencies are recorded in USD equivalents using the effective spot foreign exchange rate at the date of the transaction. Gains or losses from foreign currency transactions are included in net income.

Income Taxes

The Partnership is included in the consolidated federal and state corporate income tax returns of MHA. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Partnership is recorded as a receivable from or payable to MHA.

Note 2 -   Significant Account Policies (cont.)

The Partnership accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Partnership assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax expenses or benefits are recognized in the Financial Statements at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Partnership recognizes the current and deferred tax consequences of all transactions in the Financial Statements using the provisions of the currently enacted tax laws. It is a policy to include interest and penalties related to gross unrecognized tax benefits within its provision or benefit for income taxes.

Note 3 -   Related Party Transactions / Economic Dependency / Concentration of Services To update amount:

The Partnership and its affiliates share various resources for which they also share the associated costs under a Master Services, Personnel Allocation and Cost Reimbursement Agreement. These are costs allocated to the Partnership for research, sales commissions, personnel expenses and other operational support and services, primarily from Mizuho Americas Services LLC ("MAS") and Mizuho Securities USA LLC. Amounts allocated to the Partnership totaled $4,339,005 for the year ended March 31, 2025, of which $287,333 is payable on March 31, 2025. MAS also allocated lease expense to the Partnership totaling $363,992 for the year ended March 31, 2025, of which $32,421 is payable on March 31, 2025. Costs allocated to the Partnership by related parties total approximately 94% of total expenses for the period.

Three registered securities representatives of the Partnership generated approximately 69% of the Partnership's revenue and accounted for approximately 57% of the Partnership's commissions expense for the year ended March 31, 2025. The Partnership is economically dependent upon these registered representatives due to the concentration of services provided by them. The Partnership has $999,765 in commissions payable to these registered securities representatives on March 31, 2025.

The Partnership has receivables due from MHA for federal and state income taxes totaling $287,594 and $44,596, respectively, on March 31, 2025

A related party acts as a common paymaster for the Partnership and regularly advances commissions and other costs on behalf of the Partnership, which the Partnership settles on a regular basis. There are no amounts due to this related party on March 31, 2025, related to payroll advances.

Note 4 -   Accounts Receivable

Accounts receivable is primarily comprised of success fees due in quarterly installments. Based on contract terms, accounts receivable on March 31, 2025, are expected to be collected in the following years ending March 31:

2025	5,121,929
2026	4,100,372
2027	4,219,009
2028	208,667
2029	95,375
Total	$13,745,352

Note 5 -   Income Taxes

 On March 31, 2025, income tax receivable – related party includes $287,594 receivable from MHA for separate federal income taxes and $44,596 for separate state income taxes for the year ended March 31, 2025.

Note 6 -   Concentration of Revenue and Credit Risk

On March 31, 2025, the Partnership has cash held at one national bank totaling $13,521,073. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. On March 31, 2025, the Partnership's uninsured cash balance totals $13,271,073. Cash balances fluctuate on a daily basis.

 The Partnership has accounts receivables due from four investment firms totaling $11,657,939, or approximately 42% of total assets on March 31, 2025. For the year ended March 31, 2025, the Partnership earned all of its success fee revenues from four investment firms.

Note 7 -   Contingencies

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 8 -   Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On March 31, 2025, the Partnership had net capital of $13,174,438 which was $13,079,990 in excess of its net capital requirement of $94,448. The partnership's net capital ratio was 0.09 to 1.

Note 9 -   Subsequent Events

Management has evaluated the Partnership's events and transactions that occurred subsequent to March 31, 2025, through June 2, 2025, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2025.

CSP SECURITIES, LP
Supplemental Information
Pursuant to Rule 17a-5
March 31, 2025

Computation of Net Capital

Total partners' capital qualified for net capital	$	25,244,868
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		11,696,812
Income tax receivable - related party		333,126
Other assets		40,492
Total deductions and/or charges		12,070,430
Net Capital	$	13,174,438
Aggregate indebtedness		
Commissions payable		924,306
State tax payable - General Partner		(0)
Payable to related party		319,753
Aggregate indebtedness	$	1,244,059
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness, plus 1% of commissions payable due in excess of 12 months)	$	94,448
Net capital in excess of minimum requirement	$	13,079,990
Ratio of aggregate indebtedness to net capital		0.09 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the preceding computation and the Partnership's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2025.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to private placements of securities. The Partnership does not hold funds or securities. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
CSP Securities, LP

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CSP Securities, LP (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CSP Securities, LP's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CSP Securities, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
June 2, 2025

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

CSP Securities, LP

CSP Securities, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: 1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, David Wong, swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

By: David Wong

Title: Managing Director and Chief Financial Officer

Date: June 2, 2025

13

ONE GALLERIA TOWER 13355 NOEL ROAD SUITE 1600 DALLAS, TEXAS 75240
main 972.980.5800 fax 972.980.5801